12027403

0001530598

File# 24-10306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Received SEC

AUG 02 2012

Washington, DC 20549

PointView Capital, Inc.
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

3330 Cumberland Blvd., Suite 500, Atlanta, GA 30339; Phone: (404) 855-1726
(Address, including zip code, and telephone number including area code of issuer's principal executive office)

6500 (Primary standard Industrial Classification Code Number)	forthcoming (I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I—NOTIFICATION

ITEM 1. Significant Parties

(a) Issuer's Directors;

Name	Business Address	Residential Address
Eric S. Tait	3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339	2429 Bissonnet St. Suite 516 Houston, TX. 77005
Matthew Scott	3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339	107 Montana Street Dothan AL 36303

(b) Issuer's Officers;

Name	Business Address	Residential Address
Eric S. Tait	3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339	2429 Bissonnet St. Suite 516 Houston, TX. 77005
Matthew Scott	3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339	107 Montana Street Dothan AL 36303

(c) Issuer's General Partners; N/A

(d) Record owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Eric S. Tait	3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339	2429 Bissonnet St. Suite 516 Houston, TX. 77005
Matthew Scott	3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339	107 Montana Street Dothan AL 36303

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Eric S. Tait	3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339	2429 Bissonnet St. Suite 516 Houston, TX. 77005
Matthew Scott	3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339	107 Montana Street Dothan AL 36303

(f) Promoters of the issuer;

Name	Business Address	Residential Address
Eric S. Tait	3330 Cumberland Blvd., Suite 500	2429 Bissonnet St. Suite 516

	Atlanta, GA 30339	Houston, TX. 77005
Matthew Scott	3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339	107 Montana Street Dothan AL 36303

(g) Affiliates of the issuer; None

(h) Counsel to the issuer with respect to the proposed offering; None

(i) Each underwriter with respect to the proposed offering; None

(j) The underwriter's directors; None

(k) The underwriter's officers; None

(l) The underwriter's general partners; None

(m) Counsel to the underwriter; N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

As of the date of this statement, no securities will be offered by underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Georgia. The methods by which the securities will be offered will include: direct mail, local newspaper and magazines, email and phone.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: the name of such issuer; N/A

(1) the name of the issuer; PointView Capital, Inc.

(2) the title and amount of securities issued; 100,000 shares of Common Stock.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; $500

(4) the names and identities of the persons to whom the securities were issued. 90,000 shares of Common Stock, par value $0.005 per share, were issued to Eric S. Tait in consideration for $450 in cash and 10,000 shares of Common Stock, par value $0.005 per share, were issued to Matthew Scott in consideration for $50 of cash. Both transactions occurred on July 19, 2011.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. In connection with the issuance of stock to Mr. Tait and Mr. Scott, we relied upon the exemption from the registration requirements pursuant to the provisions of Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. By virtue of Mr. Tait's and Mr. Scott's relationships with us, each had access to all relevant information relating to our business and represented that they each had the required investment intent. In addition, the securities issued bore an appropriate restrictive legend.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. None

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; None

(2) To stabilize the market for any of the securities to be offered; None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement (the "Offering Statement") as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. None

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. None

PART II – OFFERING STATEMENT

July 26, 2012

Item 1. Cover Page

$5,000,000

PointView Capital, Inc.

3330 Cumberland Blvd., Suite 500, Atlanta, GA 30339

Phone (404) 855-1726

Unsecured Notes with Maturities of 24 Months or More from Date of Issue

PointView Capital, Inc. ("POINTVIEW CAPITAL" or the "Company"), a Georgia corporation, is offering, on a "best-efforts" basis up to $5,000,000 in principal amount (the "Offering") of unsecured, non-convertible, fixed-rate promissory notes (the "Notes") of PointView Capital, Inc., a Georgia corporation (the Company). The Offering will begin as soon as practicable following qualification of the Offering Statement and shall continue for a period of two (2) years, unless further extended by the Officers of Issuer. The Company's principal executive offices are located at 3330 Cumberland Blvd., Suite 500, Atlanta, GA 30339.

Some of our material risk factors include:

- We were recently incorporated and have limited operating history.
- We currently own no properties and there may be a delay before we can generate sufficient revenue to pay interest on the Notes.
- If we cannot generate sufficient revenue and cease operations, you may lose your entire investment.
- We are highly dependent on our officers and directors.
- Investment in real estate is speculative and we will be highly dependent on the performance of the real estate market.

The Notes are non-negotiable and will be issued in the minimum amount of $25,000 and in any amount greater than $25,000. The Notes will be offered in maturities of 24 to 72 months from the date of issue, with a fixed interest rate depending on the term as described in the table below. The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the holder will be paid an amount equal to the face value of the Note plus any accrued interest through the date of redemption.

Note Terms			
Maturity	**2 years**	**4 years**	**6 years**
Min. Investment	$25,000	$50,000	$75,000
Interest Rate (APR	5%	6%	7%

The Company will typically issue Notes on the same or next day, after deposit by the Company of the subscriber's payment check or receipt of a wire transfer and the check or wire transfer is collected by the Company's bank. See "Securities Being Offered" p. 15. Such rates are paid on all Notes issued between the start of business on that Monday and the close of business on the last Friday of that month. Interest is calculated and accrues daily.

Not less than 30 days before a Note matures, the holder of the Note will have the option to extend the term of the maturing Note for the same term as the maturing Note by notifying the Company its intent to renew and subject to the Company delivering to the holder a then current prospectus pursuant to a then effective registration statement. Otherwise, the Company will automatically redeem that Note at maturity and send a check to holder's then current address on the Company's records within 30 days of maturity of the Note. The new or extended Note, whichever is the case, will bear interest at the same rate and carry the same term as the maturing Note.

The Company is offering the Notes directly to investors through its own employees on an ongoing and continuous basis. The Notes will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution" p. 10.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVENOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 2. Distribution Spread

	Price to Public	**Underwriting Discount and Commissions**	**Proceeds to Issuer or Other Persons**
Per Note	$25,000 or greater	0%	$25,000 or greater
Total	$5,000,000	$0	$5,000,000
Total Minimum	No minimum	$0	No minimum
Total Maximum	$5,000,000	$0	$5,000,000

Offering expenses to be borne by the Directors without consideration are estimated at approximately $10,000.

There will be no public market for the Notes. The Notes will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include the Company's determination that such transfer might result in a violation of any state, Federal, or other applicable securities law. The Company reserves the right to withdraw or terminate the offering hereby at any time and may reject any offer to purchase Notes in whole or in part.

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

The date of this Offering Statement is May 15, 2012.

TABLE OF CONTENTS

THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Notes are being offered only in the state of Georgia and not in any jurisdiction where the offer is not permitted.

THE COMPANY

Exact corporation name: PointView Capital, Inc.
State and date of incorporation: Georgia 07/19/2011
Street address of principal office: 3330 Cumberland Blvd., Suite 500, Atlanta, GA 30339
Company Telephone Number: (404) 855-1726
Calendar Year: December 31 (month) (day)
Person(s) to contact at Company with respect to offering: Matthew Scott

Item 3. Risk Factors

Any investment in the Notes offered hereby involves a significant degree of risk and is suitable only for investors who have no need for liquidity in their investments. You should carefully consider the risks described below and the other information in this Offering Statement before investing in our Notes.

General Risks

Forward-Looking Statements

Any statements made in this Offering Statement that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including those listed below.

No Public Market for the Notes

Prior to this Offering, there has been no trading market for the Notes, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Notes will be highly illiquid, and investors in the Notes may not be able to sell or otherwise dispose of their Notes in the open market.

Absence of Insurance and Regulation

The Notes are not insured by any governmental or private agency, and they are not guaranteed by any public or private entity. Likewise, the company is not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject.

Factors Affecting the Company's Ability To Repay Notes

The Company's revenues from operations, the Company's working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal at maturity and the ongoing payment of interest on the Notes. There can be no assurance that the Company will be able to pay the ongoing interest on the Notes and to repay the face amount of the Notes at their maturity. The Company's ability to do so will depend on the availability of sufficient funds. If the Company does not have the funds to repay the holder of a Note, then such holder could lose all or a substantial portion of such holder's investment in the Notes.

Investment Delays

As of the date of this Offering Statement, our Officers have not identified definitively the first real estate property we will invest in with the proceeds of this Offering. There may be a delay between the time Notes are sold and the time the proceeds of this Offering are invested. Nonetheless; regardless of the delay, each Investor's Note will begin to accrue interest no later than 15 days from the date of their Note.

No Current Properties

The Company does not currently own any properties and may not raise enough funds in the offering to purchase properties; thus investors could lose their investment.

Sinking Fund for Interest Payments

Because 10% of all proceeds raised in conjunction with this Offering will be kept in a separate non-interest bearing account for the purpose of paying interest on the Notes (the "Sinking Fund"), this will reduce the amount of cash available to the Company for investment and could adversely affect the Company's ability to pay interest on the Notes in the long-term.

No Sinking Fund for Redemption at Maturity

Because there will be no sinking fund established for the redemption of Notes at maturity, the Company may not have adequate cash from operations to redeem Notes as they mature.

Sale of Properties May be Required to Meet Payment Obligations on Notes at Maturity

Payments on the Notes at maturity will be made from funds from operations and not from proceeds from this Offering. Where funds from operations are inadequate to satisfy payments on Notes at maturity, the Company may sell properties it owns to satisfy such payments, which may reduce the income generated by the Company and affect the Company's ability to meet its payment obligations on the Notes of the remaining investors.

Diversification Limited to Proceeds from Offering

Our diversification will be limited by the number of Notes sold and by future income from operations. Thus, most or even all of our available funds may be invested in a limited number of specific income producing real estate properties.

No Operating History

Since we have no operating history, no significant assets and no current sources of financing, you may not have sufficient information to determine whether we will be able to implement our plan of operation. We were organized a Georgia corporation on July 19 , 2011. As such, as of the date of this Offering Statement, no operating history and no current sources of financing.

No Security or Indenture

The Notes are unsecured obligations of the Company. In addition, the Notes are not subject to an indenture agreement and subsequently, the interests of potential investors will not be protected by an independent trustee.

Risks of Investing in Small Capitalization and Early Stage Companies

We are an early state company with nominal capitalization. As such, we will be dependent proceeds raised from this Offering to carry out our business plan and fund our operations. If we are not successful in raising proceeds from this Offering, we will not be able to carry out our business plan and our business will likely fail.

Limited Financial Statements

Because the Company is newly formed, the Company is able to provide only limited financial statements. Accordingly, prospective Investors will be required to make their investment decision based on this limited financial information regarding the Company.

No Reliance on Prior Performance of Officers

The past performance of our Officers cannot be relied upon as an indicator of future performance.

Substantial Leverage

The substantial indebtedness of the Company could adversely affect its financial position and prevent it from fulfilling its obligations under the Notes. After this Offering, the Company will have a significant amount of indebtedness. The Company's substantial indebtedness could have important consequences to any investor in the Notes. For example, it could:

- limit the Company's ability to borrow additional funds or obtain additional financing in the future;
- limit the Company's ability to pursue acquisition opportunities;
- limit the Company's flexibility to plan for and react to changes in its business and industry; and
- impair the Company's ability to withstand a general downturn in its business and place it at a disadvantage compared to its competitors that are less leveraged.

In addition, the Company's high level of debt requires it to dedicate a substantial portion of its cash flow to pay principal and interest on its debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes.

Financial Failure Hinders Payment on Notes

An investment in the Notes, as in any type of security, involves insolvency and bankruptcy considerations that investors should carefully consider. If the Company becomes a debtor subject to insolvency proceedings under the bankruptcy code, it is likely to result in delays in the payment of the Notes and may delay enforcement remedies under the Notes. Provisions under the bankruptcy code or general principal of equity that could result in the impairment of an investor's rights include the automatic stay, avoidance of preferential transfers by a trustee or debtor-in-possession, substantive consolidation, limitations of the ability to collect unmatured interest or attorneys' fees and forced restructuring of the Notes.

Recharacterization of Notes; Insolvency of the Company

Under any applicable law, the Notes have the risk of being recharacterized as equity interests in the Company, and the Investors thus being treated as owners of equity interests in the Company. In which case, in the case of insolvency or liquidation, the Investors, as owners of equity interests in the Company, may be treated as general creditors with last priority for purposes of liquidating distributions made in connection with insolvency.

Conflicts of Financial Interests of Principals

The Company's sole officers and directors, Eric S. Tait and Matthew Scott, are the sole principals (the "Principals") of the Company and, as such, they may have a conflict of interest between their responsibility to manage the investments of the Company for the benefit of the Investors and providing themselves with a return on their investment in the Company.

Conflicts of Time Interests of Principals

The Principals will be free to manage and advise accounts other than the Company's account, and may establish, operate, or provide services to, investment vehicles similar to the Company. While the Principals will provide the Company with such time, care and attention as they reasonably believe is necessary for the successful operation of the Company, the Principals will be under no obligation to spend any particular amount of time, care or attention on the business or operations of the Company.

The Principals are active in other business endeavors. Accordingly, they will not devote their full attention to the operations of the Company, but will give such time as is reasonably necessary for the management of the affairs of the Company. The Principals and any officers, managers, members, and employees of such persons may engage in transactions or investments, or cause or advise other customers to engage in transactions which may differ from, or be identical to, the transactions engaged in by the Company.

Conflicts of Investment Interests of Principals

The Principals shall not have any obligation to engage in any transaction for the account of the Company or to recommend any transaction to the Company which the Principals, their affiliates or any of the officers, managers, members or employees of such persons may engage in for their own accounts or the account of any other customer, except as otherwise required by applicable law. Furthermore, the Principals may determine that certain investments made for their other customers or accounts are inappropriate for the Company.

Capitalization

The Principals will make a nominal equity investment in the Company. Should the Company default on any of the payments due under the Notes; the Company will possess minimal equity capital and minimal assets in excess of the Investors' investments. Furthermore, if the Notes are recharacterized as equity interests in the Company by judicial determination or other governmental determination, in the case of insolvency or liquidation, the Investors, as owners of equity interests in the Company, may be treated as general creditors with last priority for purposes of liquidating distributions made in connection with insolvency. With nominal capitalization, any liquidating distribution will be inadequate to return the Investors' principal of their investments.

Dependence on Officers

The Company is substantially dependent on the services of our Officers. In the event of the death, disability, departure or insolvency of one of our Officers, the business of the Company and some of its investments may be adversely affected. The Officers devote such time and effort, as they deem necessary for the management and administration of the Company's business. However, they will continue to engage in various other business activities in addition to managing the Company and some of its investments and, consequently, will not devote their complete time to the Company's business. Since the Officers will make all investment and management decisions, you should only purchase our Notes if you are comfortable entrusting them to make all decisions regarding the investments that will be acquired with the proceeds of this Offering. Except as otherwise set forth in our Operating Agreement, our Officers will have the sole right to make all decisions with respect to our business operations. Investors will not have an opportunity to evaluate the specific investments that will be acquired with the proceeds of this Offering or with future operating income. You should not purchase Notes unless you are willing to entrust all aspects of our management to our Officers.

Investment Company Act of 1940 and Applicable State Investment Advisers Acts

The Company intends to avoid becoming subject to the Federal Investment Company Act of 1940, as amended and similar state laws governing investment advisers. However, it cannot assure Investors that under certain conditions, changing circumstances or changes in the law, it may not become subject to the Investment Company Act of 1940 or applicable state laws in the future. Becoming subject to that Act and such state laws could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration and operation under the Act or applicable state laws.

Officers Indemnified

Our Officers will be indemnified by the Company for their good faith actions. Under the Company's bylaws, our Officers are not liable to the Company for any act or omission that they determine, in good faith, is in the best interest of the Company, except for acts of negligence or misconduct. Under certain circumstances our Officers will be entitled to indemnification from the Company for certain losses.

No Attorney or Accountant Representation

We are not providing Investors with representation by attorneys and accountants. The Company, its Investors and the Officers are not represented by separate counsel. The legal counsel and accountants for the Company have not been retained, and will not be available, to provide legal counsel or tax advice to Investors. Therefore, prospective Investors should retain their own legal and tax advisors.

Tax Consequences

There are risks associated with the tax aspects of an investment in the Company that are complex and will not be the same for all prospective investors. Each prospective investor is advised to consult its own tax advisors before investing in the Company.

The Officers believe that the Company's debt should be classified as a bond purchase, and to that end the Officers fully expect that the interest payments will be considered ordinary income and subject to the progressive tax system and tax rate that applies to the Investor.

Potential investors should also be aware that the Company is not a so-called "tax shelter" investment intended to generate net losses that could be used to offset income from other sources. It is, therefore, expected that the cash distributions to investors generated from the Company's activities will not be classified by the IRS as "passive" income, notwithstanding the general rule that income derived by an Investor is passive in nature. As a result, it is expected that an Investor will not be able to use passive losses from other sources to offset Company interest payments.

Federal and state tax laws are changing continuously as a result of new legislation, new regulations, and new administrative and judicial pronouncements. These changes may affect the Company and its Investors. All tax matters affecting the Company and, through it, its Investors, are and will be subject to such change. Potential Investors should discuss the particular tax implications for them of any investment in the Company with their tax advisors. See "Federal Income Taxation."

Early Prepayment of Notes

The Company reserves the right to make early repayment to any and all Investors before the maturity date set forth in the Notes without any additional payment or fee to the Investor. This means the Company has the right to hold the Investor's money until the end of the maturity date set forth on the Notes or to make early repayment at its discretion without any penalty.

Arbitrary Value of Debt Securities

The interest rates associated with each promissory note is arbitrarily assigned by the Company. It is not influenced by appraisals, licensed broker advice, legal counsel, and/or any other form of qualified evaluation.

Risks Related to Real Estate Investments

General Risks

The Company's real estate investment activities are subject to the risks generally incident to the owning of real property, including risks related to cost overruns, changes in interest rates, changes in the investment climate for real estate, changes in local market conditions, availability of mortgage funds for financing, changes in real estate tax rates, other operating expenses, governmental rules and other factors beyond the control of the Officers. The properties are subject to the risk of the inability to lease and/or sell properties, which could result from adverse changes in local real estate markets or other factors.

Downturns

Real estate investments are subject to the risks of general downturns in the industry as well as downturns in specific geographic areas. We cannot predict that a particular tenant will remain solvent or that what the occupancy level will be in particular commercial units. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive cash distributions or appreciation of your investment.

Decreased Income and Increased Expenses

The Company may be unable to attract and retain tenants for its rental properties, which means that rental income would decline. If tenants don't pay rent or if the Company is forced to terminate a lease for nonpayment, this could affect our cash flow. Furthermore, any disputes with tenants could also involve costly litigation. Our profitability could also be affected if operating costs, such as property taxes, utilities, maintenance and insurance costs go up in relation to gross rental income, or the property needs unanticipated repairs and renovations. Reduced cash flow could affect our ability to pay interest on the Notes.

Uninsured Losses

The Officers will arrange for title, fire and casualty insurance on properties the Company acquires. The Officers may also, but are not required to, arrange for earthquake insurance. However, there are certain types of losses (generally of a catastrophic nature), which are either uninsurable or not economically insurable, such as losses due to war, floods, mudslides or other acts of God. Should any such disaster occur, or if casualty insurance is allowed to lapse through oversight, the Company could suffer a loss of principal and interest on the loan secured by the uninsured property. Furthermore, other losses could occur which may result in the denial of insurance coverage or inadequate inaccurate coverage or other unforeseen circumstances and may also lead to loss of principal and interest or damages on a loan investment.

Liability Risks of Ownership of Real Property

The Company may be exposed to the risks of liability incident to real property ownership. Owners of real property may be subject to liability for injury to persons and property occurring on the real property or in connection with the activity conducted thereon, and liability for non-compliance with governmental regulations.

Environmental Hazards

If the properties that we invest in contain, or become contaminated with, toxic or hazardous substances, the value and the marketability of these properties will decrease, our investment will decrease, or in the case of a mortgage loan, the ability of our borrowers to repay our loans will likely decrease and our profitability may decrease.

The properties in which we invest may contain, or may become contaminated with, toxic or hazardous substances. While our Officers will make reasonable investigations into whether the properties contain toxic or hazardous substances, these investigations will not guarantee that a property is free of toxic or hazardous substances, nor can they ensure that a property will not become contaminated with toxic or hazardous substances subsequent to our investment. In the event that a property in which we is found to be contaminated, it could adversely impair the value of the property and our investment.

If we fail to remove or clean up contaminated property, it is possible that federal, state or local environmental agencies could perform the removal or cleanup, then impose liens upon, and subsequently foreclose on, the property to pay for the costs of such removal or cleanup. These factors can significantly decrease the value of the property. Furthermore, the mere existence of hazardous substances on such real property may depress the market value of such real property.

Government Regulation

Government regulation, including zoning laws, property taxes, fiscal, environmental, capital gains or 1031 exchange treatments, or other government policies, could adversely affect the Company and our cash flow. For example, regulations could raise the cost of owning and maintaining the Company, which could affect our cash flow and our ability to pay interest on the Notes.

THE FOREGOING LIST OF RISK FACTORS AND POTENTIAL CONFLICTS OF INTEREST REPRESENT A COMPLETE EXPLANATION OF THE MATERIAL RISKS AND OTHER FACTORS INVOLVED IN THIS OFFERING. POTENTIAL INVESTORS SHOULD READ THIS OFFERING STATEMENT IN ITS ENTIRETY BEFORE DECIDING TO INVEST IN THE COMPANY.

Item 4. Plan of Distribution

The Notes will only be offered in the state of Georgia. The Company will sell the Notes directly through its Officers and Directors, Eric S. Tait and Matthew Scott, without an underwriter or selling agent, and the securities will be sold by the Company's employees who, under Rule 3a4-1(a) of the Exchange Act, are deemed not to be brokers. In accordance with the provisions of Rule 3a4-1(a), employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they comply with certain specified limitations when responding to inquiries from, potential purchasers. The Notes will be offered on an ongoing and continuous basis by the Company, with no minimum amount to be sold and, therefore, there is no arrangement for the return of funds to subscribers if all of the Notes to be offered are not sold.

Item 5. Use of Proceeds

If the maximum dollar amount of Notes is sold, the proceeds from this Offering will be used in order of priority and proportionally, as follows:

	Amount	**Percentage**
Total Proceeds	$5,000,000	100.00%
Less: Offering Expenses		
Commissions & Finders Fees	0	0.00%
Legal & Accounting	0	0.00%
Printing & Advertising	0	0.00%
Net Proceeds from Offering	$5,000,000	100%

Use of Net Proceeds		
Real Estate Investments*	$3,750,000	75.00%
Real Estate Renovations	$712,500*	14.25%
Sinking Fund for Payment of Interest	$500,000	10.00%
Operating Expenses	$37,500**	.75%
Total Use of Net Proceeds	$5,000,000	100.00%

*Real Estate Investments – Although the Company will consider properties at every price level; it will cap renovation expenses on any particular property at 15% of the purchase price of that property.

**Operating expenses include expenses incurred in connection with the day-to-day operations of the Company including office lease, office equipment, taxes, insurance, utilities, computer, phone and fax equipment. The company does not expect to pay salaries unless an on-site manager is required at a multi-family property.

The Company is paying directly for the costs of the Offering; no portion of the proceeds from the Offering will be used for this purpose. The Company does not intend to use the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for future repayment of Notes.

Capitalization

The following table sets forth the capitalization of the Company as of the date of this Offering Statement and the capitalization of the Company upon completion of the Offering, assuming that the full dollar amount of Notes offered hereby are sold:

	Amount Outstanding as of July 26, 2012	Amount Outstanding if All Notes Are Sold
Debt		
Short-term debt	$0.00	$0.00
Long-term debt	$0.00	$5,000,00.00
Accounts payable	$0.00	$0.00
Demand note payable	$0.00	$0.00
Total debt	$0.00	$5,000,000.00
Equity		
Stockholders equity:		
Common stock	$10,000.00	$10,000.00
Retained earnings	$0.00	$0.00
Total stockholders equity	$10,000.00	$10,000.00
Total capitalization	$10,000.00	$5,010,000.00

The Company expects to engage periodically in additional private or public financings of a character and amount as may be determined by the Company in the future and as the need arises.

Item 6. Description of Business

The Company was formed to engage in the business of investing in income-producing single-family and multi-family residential real estate in the state of Georgia. The Company seeks to maintain a diversified real estate portfolio. The Company aims to acquire substantially undervalued properties for a long-term position and some may be offered for sale. Properties we acquire for long-term hold will be put on the rental market with a licensed property management company or we will hire an on-site manager for some multi-family properties. In the case of the single-family properties a licensed property manger will be retained to perform the entire rental process from marketing, executing lease agreements, repairs, collections, etc. Our Officers have significant experience identifying and acquiring distressed properties for acquisition, renovation and long-term hold. The Company intends to tap the Officers' in-depth experience in order to find such properties.

In the next 12 months, the Company will acquire properties as funds from this Offering readily become available. As the Company awaits for funds to be raised pursuant to this Offering, it will identify and evaluate potential properties for acquisition. Proceeds from the offering will satisfy cash requirements for the next 12 months since Company's business does not require high overhead expenses.

The Company may do everything necessary and suitable for the accomplishment of the primary purpose or any other purpose, which we may accomplish, which shall, at any time, appear conducive to, or expedient for, the protection or benefit of the Company.

Investment Criteria

In this current market we will seek to acquire assets in the residential asset class including single-family and multi-family with at least 30% equity on an after repair value basis. In other words, we seek assets with at least a 30% discount off the market value of the home. This means that the spread between the market value of the home and the actual price we pay for the assets plus any anticipated expenses for repairs and modifications should be at least 30% of the market value of the asset. We strive for positive "Cash on Cash" returns on each property along with possible back end appreciations as the current real estate market begins to recover. Cash on Cash returns mean a property's annual net cash flow divided by the net investment in the property (i.e., after repairs), expressed as a percentage. The company does not intend to enter into any loans to finance the properties and that the company intends to acquire all properties exclusively with cash raised from this debt offering.

Strategy

The Company may incorporate a variety of strategies for identifying ideal assets for investment, including, but not limited to, finding properties through short sales, trustee foreclosure auctions, the multiple listing service, and proprietary search methods used by our Officers.

The Company will incorporate a proprietary business acquisition model developed by our Officers to identify undervalued properties and properties in need of renovation in order to capitalize on ideal investment opportunities. The Company will consider acquiring residential properties at every price level, including, but not limited to entry level single-family homes and multi-family properties. The Company does not intend on acquiring any properties owned by affiliates of the Company or any related parties, including our principals and officers.

The Company will subject prospective portfolio properties to rigorous research and financial model comparisons in order to facilitate smart investment decisions. We will gather city zoning/development plan, building permit, mortgage status and other critical information needed to capitalize on desirable portfolio properties.

To maximize a property's income potential, the Company may renovate properties through exterior and/ or interior capital improvements in order to increase rents and decrease expenses in order to maximize Net Operating Income (NOI). The Company does not intend to undertake the renovations themselves and will instead contract with a licensed third party through a bidding process for the renovation of it properties. In considering renovations for properties it acquires, the Company may refer to the Apartment Renovation Index Survey outlining in-unit upgrades that have the greatest impact on pushing rents higher as follows:

Apartment Renovation Index Survey (in order from greatest to least impact)

1.	Kitchen
2.	Bath
3.	Appliances
4.	Paint
5.	Flooring
6.	Lighting
7.	Larger Closets
8.	Energy-Efficient Windows
9.	Programmable Thermostat
10.	Cable/ Utilities/ Internet

Current Market Conditions

On the surface, today's housing market appears to be a volatile market for investment. Prices have declined significantly nationwide, banks have restricted lending and foreclosures continue to plague the housing sector. It is precisely these circumstances that present the opportunity upon which the Company plans to capitalize. Despite the volatility, there are opportunities to make money in real estate investing, given the right know-how to capitalize on the acquisition of certain properties in certain market segments. The experience of the Managers will allow us to track these market segments and pinpoint the distressed properties, that when purchased and renovated, will yield strong demand and optimal returns. The Company is in a position to benefit from the present turmoil in the real estate market. With proceeds raised from this Offering, the Company will be in a position to acquire properties that many potential buyers may be shut out from because of the current restrictive lending climate. With many people having lost their homes to foreclosure or being forced to sell because of reduced income, the rental market for homes has highly active lately because former homeowners are now looking to rent.

Employees

We are a development stage company and currently have no salaried or waged employees. Our sole officers and director currently serve the Company for no compensation. Acquiring a multi-family property may require to hire a part-time on-site manager.

Competition

The Company's business is highly competitive. Many institutional investors, other entities as well as individual investors are engaged in the same lines of business as the Company. The competition includes small enterprises as well as national corporations, many of which are substantially larger and have access to greater financial, marketing and administrative resources than the Company. In addition, many of the Company's larger competitors have corporate or trade names that are considerably better known than the Company.

Intellectual Property

The Company's operations do not depend upon patents or copyrights. Certain information about the way the Company does business is considered by the Company to be unique and proprietary, including knowledge related to the identification, acquisition, renovation, marketing, management and resale of properties. The Company intends to require its future key employees or consultants to sign non-disclosure or non-competition agreements with restrictions on divulging the Company's confidential information. The Company is not a party to any license agreement, nor does the nature of its business require expenditure of funds for research and development.

Regulation

Extensive federal, state and local regulations cover the Company's business, including regulations that cover the acquisition, management and sale of real estate.

Legal Proceedings

There is no past, pending or threatened litigation which has had or may have a material effect upon the Company's business, financial condition or operation.

Item 7. Description of Property

We have no assets and no property

Item 8. Directors, Executive Officers, and Significant Employees

Eric S. Tait, Age 35, CEO and Director

Mr. Tait is a co-founder, CEO and Director of PointView Capital. Mr. Tait an avid real estate investor. And since 2007, he has owned and served as President of Vernonville Management, LLC ("Vernonville Management"), a full service real estate investment and management firm specializing in the acquisition, reposition and management of single-family and multi-family residential real property. Vernonville Management currently has $1.1 million worth of real estate assets under management. The following is a summary of Vernonville Management's investment profile:

- No money raised from investors in the past 10 years;
- Nine properties purchased all in the Houston, Texas metropolitan area;
- Aggregate value of property purchased 1.17 million dollars;
- All properties are residential;
- All properties were pre-existing property;
- No properties have been sold; and
- All the properties are and have generated positive cash returns since they have been purchased., with no major adverse business events experienced related to these properties.

Mr. Tait is an accomplished physician who has also achieved success in the areas of physician and healthcare management. Currently, he serves in the following capacities in the Houston area: (1) Clinic Director-Primary Care for the Outreach Diagnostic Clinic, (2) President of the Pinnacle Physician Management Organization, and (3) Staff Physician and the Advanced Wound Care Center at Saint Joseph's Medical Center.

Mr. Tait received his M.D. from Baylor College of Medicine, M.B.A. from Rice University and B.S. from Morehouse College.

Matthew Scott, Age 45 President, Marketing Director

Mr. Scott is a co-founder, President and Marketing Director of PointView Capital. Mr. Scott oversees the firm's market strategy and investor relations. He brings to the company over seventeen years of experience with new business development and over thirteen years of investing in alternative assets.

Prior to PointView Capital, Mr. Scott founded and managed Incite Venture Capital, LLC (previously named, Venture Funding & MGT, LLC) a firm that advises startups, private equity firms, and asset management companies on capital formation and market strategy. Incite Venture Capital also participates directly as an investor in other companies. Additionally, Mr. Scott also acquired an 18-hole golf course as a turnaround project in 2008 with an exit sixteen months later.

Prior to Incite Venture Capital, Mr. Scott was founder of several private investment groups, joint ventures, and partnerships, where he indentified, qualified, managed, and funded investment properties in the single-family housing asset class, and commercial sector. Other entrepreneurial ventures include a successful exit of a corporate and insurance defense investigation firm, and marketing consultancy.

Prior to his entrepreneurial activities, Mr. Scott worked as a Senior Staff Accountant with Skeen and Oakley, P.A. Mr. Scott has a Bachelor's degree in Accounting.

Item 9. Remuneration of Directors and Officers

Neither Mr. Tait nor Mr. Scott currently receive any compensation in exchanges for services rendered in connection with their duties with the Company. In addition, the Company has not entered into any employment agreements with either officer. Although there are currently no plans for either Mr. Tait or Mr. Scott to receive compensation in exchange for services rendered in connection with their duties with the Company in the future, the Directors of the Company, currently consisting of Mr. Tait and Mr. Scott, may decide to change this policy by appropriate action of the Board of Directors. Mr. Tait and Mr. Scott may receive dividends by virtue of status as shareholders of the Company but the receipt of such dividends would not be related to their roles as Officers and Directors.

Item 10. Security Ownership of Management and Certain Shareholders

Title of Class	Name and Address of Beneficial Owner	Amount of Ownership	Amount Paid	Percent of Class
Common Stock	Eric S. Tait, CEO & Director 2429 Bissonnet St. Suite 516 Houston, TX. 77005	90,000 Shares	$450	90%
Common Stock	Matthew Scott, President, Marketing Director 107 Montana Street, Dothan AL 36303	10,000 Shares	$50	10%

Item 11. Interest of Management and Others in Certain Transactions

There are currently no transactions with the Company in which any of the Officers or others have an interest.

Item 12. Securities Being Offered Principal Amount and Term

General

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes (the "Notes") of PointView Capital, Inc., a Georgia corporation (the Company).

The Notes are non-negotiable and will be issued in the minimum amount of $25,000 and in any amount greater than $25,000. The Notes will be offered in maturities of 24 to 72 months from the date of issue, with a fixed interest rate depending on the term as described in the table below.

Note Terms			
Maturity......................	**2 years**	**4 years**	**6 years**
Min. Investment..........	$25,000	$50,000	$75,000
Interest Rate (APR)......	5%	6%	7%

The Certificates will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all other debt of the Company.

Interest Payments

Interest is payable quarterly on a calendar-year basis or at maturity, at the holder's option. Interest payments shall be due as of January 1st of each year with payments payable by December 31st. The Company is entitled to treat the registered holder shown on its records as the owner of the Note for all purposes. Ownership of a Note may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Notes so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

SINCE WE HAVE NO OPERATING HISTORY, NO PROPERTIES, NO SIGNIFICANT ASSETS AND NO CURRENT SOURCES OF FINANCING, WE MAY NOT BE ABLE TO IMPLEMENT OUR PLAN OF OPERATION AND MAY NOT BE ABLE GENERATE INCOME IN TIME TO MEET THE INTEREST PAYMENT REQUIREMENTS UNDER THE NOTES.

Sinking Fund

10% of all proceeds raised in conjunction with this Offering will be kept in a separate non-interest bearing account for the purpose of paying interest on the Notes only under circumstances where the Company does not have sufficient funds to pay interest from its revenues. The Company intends to pay interest on the Notes from funds derived from operations and will only resort to the sinking fund to pay interest on the Notes where funds from operations are insufficient to cover the Company's interest obligations.

How to Purchase Notes

The Company will sell the Notes directly, without an underwriter or selling agent. The Notes will be sold by the Company's Officers, Eric S. Tait and Matthew Scott, who, under Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker. In accordance with the provisions of Rule 3a4-1(a), Mr. Tait and Mr. Scott will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that they will comply with certain specified limitations when responding to inquiries from potential purchasers. To purchase a Note, investors should contact:

Matthew Scott (President & Marketing Director of the Company)
PointView Capital, Inc.
3330 Cumberland Blvd., Suite 500
Atlanta, GA 30339
Telephone No.: (404) 855-1726

Payment or Rollover At Maturity

Not less than 30 days before a Note matures, the holder of the Note will have the option to extend the term of the maturing Note for the same term as the maturing Note by notifying the Company its intent to renew and subject to the Company delivering to the holder a then current prospectus pursuant to a then effective registration statement. Otherwise, the Company will automatically redeem that Note at maturity and send a check to holder's then current address on the Company's records within 30 days of maturity of the Note. The new or extended Note, whichever is the case, will bear interest at the same rate and carry the same term as the maturing Note.

Payments on the Notes at maturity will be made from funds from operations and not from proceeds from this Offering. Where funds from operations are inadequate to satisfy payments on Notes at maturity, the Company may sell properties it owns to satisfy such payments, which may reduce the income generated by the Company and affect the Company's ability to meet its payment obligations on the Notes of the remaining investors.

Redemption

The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the holder will be paid an amount equal to the face value of the Note plus any accrued interest through the date of redemption. The Company may redeem the Notes in part, in which event the holder receives payment of a portion of the face value of the Note as well as accrued interest on the redeemed portion through the date of partial redemption. In the event of a partial redemption, the partial redemption applies to all Note holders regardless of the interest rate on their Notes. The Company will give the holder not less than 30 days prior written notice by registered mail (to the last address for the Noteholder appearing on the Company's records) of each redemption, specifying the principal amount of the Notes to be redeemed and the redemption date. The principal amount of the Note specified in the notice, together with interest accrued and unpaid thereon to the date of redemption plus the applicable prepayment premium, is due and payable on the redemption date.

The notice of redemption to be given by the Company to the affected Note holders will contain detailed redemption instructions. Included in such notice will be delivery procedures and instructions for delivery of the Notes to the Company, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon delivery to the Company of the Note to be redeemed, together with related documentation, a check in the appropriate amount will promptly be forwarded to the holder of the redeemed Note.

Repayment Upon Death

There is no right to have Notes redeemed upon the death of a certificate holder. All rights of the holder will be transferred to the holder's estate and will inure to the benefit of the holder's heirs.

Additional Issuances

The Company's Articles of Incorporation and Bylaws do not restrict the Company from issuing additional securities or incurring additional debt including senior debt or other secured or unsecured obligations, the withdrawal of cash deposited against such issuances, or the release or substitution of assets securing such issues.

Modification of Note Terms

The terms of the Notes may not be modified without written consent of all holders of the Notes.

Dividend Policy

There are no provisions in the Company's Articles of Incorporation or Bylaws restricting the payment of dividends. Any payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our directors.

Financial Information Provided to Investors

In addition to the financial information provided in this Offering Statement, the Company will provide a copy of its Financial Statements to all holders of Notes within 60 days after the end of each fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Applicant has duly caused this Form 1-A to be signed on its behalf by the undersigned, as of July 26, 2012.

Peachtree Capital Management, Inc.
(Applicant)

By: ______________________
Eric S. Tait
President, Chief Executive Officer,
Secretary, Treasurer, Chief Accounting Officer,
Chief Financial Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Form 1-A has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Eric S. Tait	President, Secretary and Director Chief Executive Officer	7/26/12
Eric S. Tait	Director	
Eric S. Tait	Treasurer, Chief Accounting Officer and Chief Financial Officer	

Pursuant to the requirements of the Securities Act of 1933, this Form 1-A has been signed by the following shareholders representing 100% of the shareholders of Applicant on the dates indicated.

Signature	Title	Date
Matthew B. Scott	Shareholder 10%	7/26/2012
Eric S. Tait	Shareholder 90%	7/26/12

PART F/S -- FINANCIAL STATEMENTS

PointView Capital, INC

(A Development Stage Company)

UNAUDITED FINANCIAL STATEMENTS

July 26, 2012

PointView Capital, INC

(A Development Stage Company)

BALANCE SHEET

July 26, 2012

ASSETS

CASH	**$ 10,000.00**

MEMBER'S EQUITY

MEMBER'S EQUITY		
Common Stock 100,000 at 0.005 per share		**$ 10,000.00**
Eric S. Tait	90,000 shares	
Matthew B. Scott	10,000 shares	

See accompanying notes to the financial statements

PointView Capital, INC
(A development Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 26, 2012

NOTE1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of PointView Capital, INC is presented to assist in the understanding of the company's financial statements. The financial statements and notes are the representation of the company's management, who is responsible for their integrity and objectivity.

Organization - PointView Capital, Inc. ("Company" or "PointView Capital") is a development stage company with minimal operations. PointView Capital was incorporated under the laws of the State of Georgia on July 19, 2011. The Company's business plan is to engage in the business of investing in income-producing single-family residential real estate in the state of Georgia.

Development Stage Company - The accompanying financial statements have been prepared in accordance with generally accepted accounting principles related to development stage companies. A development-stage company is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues there from.

Basis of Presentation - The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.

Accounting Basis - The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America ("GAAP" accounting). The Company has adopted a December 31st fiscal year end.

Cash and Cash Equivalents - The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents. The Company had $10,000 of cash as of May 15, 2012.

Income Taxes - Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized in accordance with the criteria established in the accounting literature regarding recognition of revenues, specifically, FASB Accounting Standards Codification topic 605, "Revenue Recognition". Revenues and related expenses the rental or sale of real estate properties are recognized when received or paid.

Real Estate Valuation - The fair value of investment properties will be determined by independent real estate valuation experts using recognized valuation techniques. These techniques comprise both the Yield Method and the Discounted Cash Flow Method. In some cases, the fair values are determined based on recent real estate transactions with similar characteristics and location to those of the Company assets.

Basic Income (Loss) Per Share - Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of May 15, 2012.

Stock-Based Compensation - Stock-based compensation is accounted for at fair value in accordance with ASC Topic 718. To date, the Company has not adopted a stock option plan and has not granted any stock options.

Comprehensive Income - The Company has which established standards for reporting and display of comprehensive income, its components and accumulated balances. When applicable, the Company would disclose this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. The Company has not had any significant transactions that are required to be reported in other comprehensive income.

PART III – EXHIBITS

Exhibit No.	Name/Identification of Exhibit
1	Articles of Incorporation & Bylaws
	1.1 Articles of Incorporation 1.2 Bylaws
2.1	Form of Promissory Note
3	Investment Application (i.e., Subscription Agreement)
	3.1 Individual Investment Application 3.2 Organization Investment Application
4.1	Consent of Accountant
5.1	Marketing Materials

Exhibit 1.1

Articles of Incorporation

Control No: 11054611
Date Filed: 07/19/2011 02:14 PM
Brian P. Kemp
Secretary of State

Articles Of Incorporation
For Georgia Profit Corporation

The name of the corporation is:
Pointview Capital Incorporated

Principal mailing address of the corporation is:
3330 Cumberland Blvd., Suite 500
Atlanta, GA 30339

The Registered Agent is:

Eric Tait

3330 Cumberland Blvd., Ste 500
Atlanta, GA 30339

County: Cobb

The name and address of incorporator(s) are:
Eric Tait
3330 Cumberland Blvd., Suite
500
Atlanta, GA 30339

The corporation is authorized to issue:
1,000 Shares

The optional provisions are:
No optional provisions.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation on the date set forth below.

Signature(s):	**Date:**
Incorporator, Eric Tait	July 19, 2011

Control No. **11054611**

STATE OF GEORGIA

Secretary of State

Corporation Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF INCORPORATION

I, Brian P. Kemp, the Secretary of State and the Corporations Commissioner of the State of Georgia, hereby certify under the seal of my office that

Pointview Capital Incorporated

a Domestic Profit Corporation

has been duly incorporated under the laws of the State of Georgia on **July 19, 2011** by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal of the City of Atlanta and the State of Georgia on July 19, 2011

Brian P. Kemp
Secretary of State

Exhibit 1.2

Bylaws

BYLAWS

ARTICLE ONE

POINTVIEW CAPITAL, INC.

SECTION ONE: Share certificates, as approved by the Board of Directors, shall be issued to shareholders specifying the name of the owner, number of shares, and date of issue. Each certificate shall be signed by the President and Secretary with the Corporate Seal affixed thereon. Each certificate shall be numbered in the order in which it is issued.

SECTION TWO: Each shareholder shall be entitled to one vote per share of common stock, unless otherwise stated in the Articles of Incorporation.

SECTION THREE: Transfer of the shares of stock shall be in the transfer ledger of the Corporation. Such transfers of stock shall be done in person or by power of attorney. Transfers shall be completed on the surrender of the old certificate, duly assigned.

ARTICLE TWO

SHAREHOLDERS' MEETINGS

SECTION ONE: The annual meeting of the shareholders shall be held on the 4th day of FEBRUARY of each year at 10:00AM EST. If that stated day is a weekend day or a legal holiday, the meeting shall be held on the next succeeding day not a weekend day or a holiday.

SECTION TWO: The place of the annual meeting may be changed by the Board of Directors within or without the State of incorporation for any given year upon 10 days notice to the shareholders. Special meetings may be held within or without the State of incorporation and at such time as the Board of Directors may fix.

SECTION THREE: Special meetings of the shareholders may be called at any time by the President or any holder(s) of at least twenty-five percent (25%) of the outstanding capital stock.

SECTION FOUR: Notice of any special meeting of the shareholders shall be given to all shareholders to their last known address by registered mail. Notice of any special meeting of the shareholders shall state the purpose of such meeting. Notice of the special meeting may be waived in writing either before or after such meeting.

SECTION FIVE: Unless otherwise provided by law or the Articles of Incorporation, at meetings of the shareholders, action may be taken by a majority vote of the number of shares entitled to vote as represented by the shareholders present at such meeting. Directors shall be elected by a plurality vote. A quorum shall constitute one share over fifty percent of the outstanding shares entitled to vote as represented by the shareholders present at such meeting. No business may be transacted without the presence of a quorum. At any time during the shareholders meeting, if it is determined that a quorum is no longer present, the meeting shall be then adjourned.

SECTION SIX: Action may be taken by the shareholders without a formal meeting by consent, if such consent is executed in writing by all of the shareholders entitled to vote and if allowed under the laws of the State of Incorporation.

ARTICLE THREE
DIRECTORS

SECTION ONE: The Board of Directors shall control the full and entire management of the affairs and business of the Corporation. The Board of Directors shall adopt rules and regulations to manage the affairs and business of the Corporation by resolution at special or the annual meeting. A quorum shall consist of a majority of the Directors. Resolutions adopted and all business transacted by the Board of Directors shall be done by a majority vote of the Directors present at such meetings.

SECTION TWO: The Board of Directors shall consist of 2 members to be elected by the shareholders at an annual meeting. The term of office shall be one year. Vacancies may be filled by the Board of Directors prior to the expiration of the term. Such appointment shall continue until the next annual meeting of shareholders.

SECTION THREE: The Board of Directors shall meet annually at the same place as the shareholder meetings immediately following the annual meeting of the shareholders. Special meetings of the Board of Directors may be called by the President or any Director on ten (10) days notice, or such other and further notice as required by the laws of the State of incorporation.

SECTION FOUR: Notice of special or regular meetings of the Board of Directors other than the annual meeting of the Board of Directors, shall be made by mail to the last known address of each Director. Such notice shall be mailed ten (10) days prior to such meeting and shall include time and place and reasons for the meeting. All other requirements of the laws of the State of incorporation for notices shall be followed.

SECTION FIVE: All Directors of the Corporation who are present at a meeting of the Board of Directors shall be deemed to have assented to action taken at such meeting as to any corporate action taken, unless a Director who did not vote in favor on such action goes on record in the minutes as dissenting. In such a case, the dissenting Director will not be deemed to having assented to the action taken.

SECTION SIX: Action may be taken by the directors without a formal meeting by consent, if such consent is executed in writing by all of the directors entitled to vote and if allowed under the laws of the State of Incorporation.

SECTION SEVEN: Directors may be removed for cause by the majority vote at a meeting of the shareholders or Directors. Directors may be removed without cause by the majority vote at a meeting of the shareholders.

ARTICLE FOUR
OFFICERS

SECTION ONE: The Officers of the Corporation shall consist of a President, Secretary and Treasurer. All Officers shall be elected by the Board of Directors and shall serve a term for compensation as fixed by the Board of Directors. The Board of Directors may establish other Officers as it may deem fit.

SECTION TWO: The Chief Executive Officer shall be the President. The President shall have management powers of the Corporation. His duties shall include, but not limited to, administration of the Corporation presiding over shareholders meetings including general supervision of the policies of the Corporation as well as general management. The President shall execute contracts, mortgages, loans and bonds under the seal of the Corporation. The President shall have other powers as determined by the Board of Directors by resolution.

SECTION THREE: The Secretary shall keep the minutes of meetings of the Board of Directors and shareholder meetings. The Secretary shall have charge of the minute books, seal and stock books of the Corporation. The Secretary shall have other powers as delegated by the President.

SECTION FOUR: The Treasurer shall have the power to manage the financial affairs of the Corporation. The Treasurer shall keep books and records of the financial affairs and make such available to the President and the Board of Directors upon request. The Treasurer may make recommendations to the Officers and Directors in regard to the financial affairs of the Corporation.

SECTION FIVE: The Vice-President, if one is appointed by the Board of Directors, shall have such powers as delegated to him by the President. Upon the inability to perform by the President, the Vice-President shall serve as President until such time as the President shall be able to perform or further action by the Board of Directors. The President shall be deemed unable to perform his duties upon written notification by the President of such inability or resignation to the Board of Directors that the President is unable to perform.

SECTION SIX: Vacancies shall be filled by the Board of Directors. Until such time as vacancies are filled, the following rules of succession shall apply without regard to Section Five of this Article. The Vice-President shall act as President, the Treasurer shall act as Secretary, and the Secretary shall act as Treasurer.

SECTION SEVEN: Assistants to Officers may be appointed by the President. These duties shall be those delegated to them by the President or the Board of Directors.

SECTION EIGHT: Compensation of the Officers shall be determined by the Board of Directors.

ARTICLE FIVE
CONTRACTS AND INSTRUMENTS OF INDEBTEDNESS

SECTION ONE: No contracts or any instrument of indebtedness shall be executed without approval by the Board of Directors by resolution. Upon such resolution, the President shall be authorized to execute contracts or instruments of indebtedness as specified in the resolution.

SECTION TWO: All checks, drafts or other instruments of indebtedness shall be executed in the manner as determined by the Board of Directors by resolution.

ARTICLE SIX

CORPORATE SEAL

The seal of the Corporation shall be provided by the Board of Directors by resolution. The seal shall be used by the President or other Officers of the Corporation as provided for in these Bylaws.

ARTICLE SEVEN

AMENDMENTS

These Bylaws may be amended from time to time by a majority vote of the Board of Directors or by a majority vote of the shareholders. These Bylaws may be repealed and new Bylaws established in the same manner as amendments. These Bylaws will continue in full force and effect until amended or repealed and replaced by new Bylaws.

ARTICLE EIGHT

DIVIDENDS

The Board of Directors may from time to time declare dividends to the shareholders. These distributions may be in cash or property. No such dividends may be made out of capital of the Corporation.

ARTICLE NINE

SECTION 1244 STOCK

The Corporation is organized and shall be managed so that it is a "Small Business Corporation" as defined in IRC Section 1244(c)(1), as amended. Compliance with this Section will enable Shareholders to treat the loss on the sale or exchange of their shares as an "ordinary loss" on their personal income tax returns. Accounting records shall be maintained as necessary such that any Shareholder that experiences a loss on the transfer of common shares of the Corporation may determine whether they qualify for "ordinary loss" deduction treatment on their personal income tax returns.

Exhibit 2.1

Form of Promissory Note

POINTVIEW CAPITAL, INC.

PROMISSORY NOTE

No.__________ ________________, 2011
Atlanta, GA

This Promissory Note (the "Note") is one of a duly authorized issue of Unsecured Notes (the "Notes") of PointView Capital, Inc. (the "Company"), issued under and subject in all respects to the terms of the Company's Offering Circular dated as of February 2, 2012 (the "Offering Circular") and the Investment Application prepared by Noteholder and accepted by the Company (the "Investment Application").

THE NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY. THE NOTES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

FOR A PERIOD OF NINE MONTHS FROM THE DATE OF THE LAST SALE OF THE SECURITIES BY THE ISSUER IN CONNECTION WITH THE OFFERING WHEREBY THESE SHARES WERE PURCHASED, ALL RESALES OF THESE SECURITIES, BY ANY PERSON, SHALL BE MADE ONLY TO BONA FIDE PERMANENT RESIDENTS OF THE STATE OF GEORGIA.

1. Promise to Pay. Subject to the restrictions in Section 3 below, for value received, POINTVIEW CAPITAL, INC. hereby promises to pay to ________________________________ (the Noteholder"), or registered assigns, the principal sum of $________________ (the "Principal") on __________________ , the date that is ________ months from the date of this Note, unless otherwise extended pursuant to Section 2 below, together with any unpaid interest at the office of the Company, which is currently located at 3330 Cumberland Blvd., Suite 500, Atlanta, GA 30339, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Company agrees to pay interest on the Principal thereon at the rate of ______% per annum ("APR").

2. Interest Payments. Interest is payable on a calendar quarterly basis, with the first payment due following the completion of the first full quarter following the execution on Investor's Note.

3. Term. The term of this Note shall be ______ months.

4. Prepayment. The Company can call this Note for redemption and prepay at any time without penalty. Notice of redemption shall be given by mail to the holder of Note at his last address as it appears on the records of the Company at least 30 days prior to the date fixed for redemption. Once notice of redemption is mailed, the Note called for redemption becomes due and payable on the date of redemption set forth in the notice of redemption at the redemption price. On or before the redemption date, the Company shall set aside money sufficient to pay the redemption price of all Notes to be redeemed on that date. If the Company has mailed a notice of redemption to the registered holder and this Promissory Note is not presented for redemption within 60 days of the redemption date or such longer period set forth in the notice of redemption, then the Company may transfer the money distributable upon redemption to a separate bank account, for the benefit of the registered Holder whose Notes are redeemed, and thereupon this Note shall be deemed as of the date of redemption to have been redeemed and no longer outstanding.

5. Defaults and Remedies. If an Event of Default (as defined below) occurs under this Note, the principal of and accrued interest on the Note may be declared by the Holder due and payable by providing Company with written notice.

All amounts due under this Note shall be payable within 30 days of the date of receipt of notice by the Company. An "Event of Default" occurs if: (i) the Company fails to pay the interest or principal of any Note when the same is due, presented for payment, upon redemption or otherwise, and the failure to pay continues for a period of thirty (30) days after receipt of written notice from the Holder of the Note or (ii) the Company becomes subject to certain events of bankruptcy or insolvency. In the Event of Default, the Holder will be free to pursue all legal remedies available to enforce the terms of this Agreement.

6. No Recourse. A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under this Note or for any claim based on, or in respect of such obligations or their creation. The Holder by accepting this Note waives and releases all such liability. The waiver and release are part of the consideration for the issue of this Note.

7. Entire Agreement. The undersigned understands and expressly agrees that (i) the PPM, the Subscription Agreement and this Promissory Note constitute the entire agreement between the parties relative Noteholder's investment in the Notes, and (ii) there are no representations, warranties or agreements, whether express or implied or oral or written, except as set forth herein. This Agreement may be modified only in a writing executed by the parties.

THIS NOTE IS NOT A BANK DEPOSIT OR A BANK OBLIGATION AND IS NOT INSURED BY THE FDIC.

IN WITNESS WHEREOF, the Company has caused this Note to be signed, on the date first written above.

NOTEHOLDER	**POINTVIEW CAPITAL, INC.**
By:______________________	By:______________________
Name: ____________________	Name: ____________________
Title:_____________________	Title:_____________________

Exhibit 3.1

Individual Investment Application

POINTVIEW CAPITAL, INC.
INDIVIDUAL INVESTMENT APPLICATION

Section I: Applicant and Ownership Information / Complete Information Required

Primary Applicant's full name

Social Security No. or EIN **Daytime Phone**

Date of Birth **Work Phone**

Mailing Address

City, State, Zip

Email Address

Individual investors may select only one of the following additional ownership options, if applicable. If you do not select any of these options, we will issue the Note solely to the primary applicant.

☐ ***Joint Ownership***. If you check this box, we will issue the Note to the Primary Applicant and Joint Applicant as joint tenants with the right of survivorship. Under this arrangement, the consent of either owner alone will be sufficient to redeem the Note, transfer it or take any other action requiring the consent of the Note holder.

Joint Applicant's full name

Social Security No.

Date of Birth

☐ ***Living Trust***. If you check this box, the Note will be issued to the Primary Applicant* as trustee(s) of the following trust:

Name of Trust (including date)

Trust EIN

* If the trust has more than one trustee, identify all of them on the Primary Applicant line, and select one of the following:
  Fewer than all trustees MAY exercise trust powers.

  Fewer than all trustees MAY NOT exercise

Section II: Note Options

Enclosed is a check in the amount of $ ___________________ for investment in the following Note:

Term Note (Check a box below)

Min. Investment $25,000	TERM		
Maturity	2 Years	4 Years	6 Years
Minimum Investment Amount	$25,000	$50,000	$75,000
Interest Paid Annually	☐ 5.00%	☐ 6.00%	☐ 7.00%

How you would like interest paid on your Loan Note? (choose only one of the following options)
Added to the Note Check
EFT directly to your bank (If you choose this option, please send us an EFT authorization form and a voided check)

SIGNATURES

Primary Applicant's Signature Date

Joint Applicant or Additional Trustee's Signature (if necessary) Date

Additional Trustee's Signature (if necessary) Date

Section III: Payment on Death / Successor Custodian

Primary Beneficiary. By checking this box, you authorize PointView Capital, Inc. ("PointView") to pay the principal and accrued interest on your Note to the indicated 501(c)(3) tax-exempt organization or individual beneficiary at your death. Organizations may not select this option. If you desire to designate more than one beneficiary, or to designate contingent beneficiaries in the event that the primary beneficiary predeceases you or no longer functions as a 501(c)(3) organization with a purpose consistent with your intended donation, please complete and forward to us the separate Beneficiary Designation Form included as an exhibit to the Prospectus. You may also name a successor custodian to replace the custodian upon death of the named custodian.

Name of tax-exempt organization or individual beneficiary or custodian

____

Address

____

City, State and Zip

____________________ _______________

Social Security No. Date of Birth

____

Relationship

Section IV: Representations and Agreement

BY SIGNING THIS INVESTMENT APPLICATION, YOU REPRESENT AND AGREE TO THE FOLLOWING:

1. Purchase of Note Applied for. You agree to purchase the Note indicated in this Investment Application.

2. Terms of Note. You have received and been encouraged to read the PointView Prospectus dated July 28, 2011 and the PointView financial statements included in it. You have also had the opportunity to ask questions and receive answers about the PointView Prospectus and financial statements, the risks of investing in a Note, and the terms of the Note you are applying for. By signing this Investment Application, you agree to those terms.

3. Liability of Joint Applicants. If a Note is being purchased for joint ownership, both the Primary Applicant and the Joint Applicant must sign this Investment Application. In that case, "you" shall refer to both applicants. The Primary Applicant and Joint Applicant shall be jointly and severally liable under this Investment Application. PointView is authorized to act upon the instructions and directions of either applicant in all matters, including redemption requests.

4. Certification of Trust. If a Note is being purchased for ownership in trust, each trustee identified as a Primary Applicant must sign below. In that case, "you" shall refer to all trustees. By signing below, you certify that the trust powers may be exercised as indicated in Section I, and that the trust identified in Section I has not been revoked, modified, or amended in any manner that would cause this certification of trust to be incorrect.

5. Withholding Certification. By signing this Investment Application and under penalties of perjury, each Applicant certifies that:

(a) the Social Security Number listed under your name in Section I of this Investment Application is correct; and

(b) you are either exempt from withholding or otherwise not subject to backup withholding. The IRS has not notified you that part of your dividend and interest is to be withheld as a result of your failure to report all dividend and interest income.

6. Beneficiaries. If you have completed Section III, you authorize PointView to pay the outstanding principal and accrued interest on your Note to the indicated beneficiary at your death. You may change or revoke any beneficiary designation in Section III at any time. But a beneficiary designation and this Investment Application shall be binding on your heirs, beneficiaries and legal representatives. In addition, you represent either (i) that you are unmarried, or (ii) that your spouse has signed either this Investment Application as an Applicant or the following Spousal Consent:

I am the spouse of the Primary Applicant or Joint Applicant identified in Section I of this Investment Application. I give to my spouse any interest I have in the funds to be invested in the Note applied for in this Investment Application. I agree to my spouse naming a beneficiary other than myself. I acknowledge that I have received a fair and reasonable disclosure of my spouse's property and financial obligations. I shall have no claim against PointView or any beneficiary designated under this Investment Application for any payment made to the beneficiary.

____

Signature of spouse of Primary Applicant Date

____

Signature of spouse of Joint Applicant Date

Exhibit 3.2

Organization Investment Application

POINTVIEW CAPITAL, INC.
ORGANIZATION INVESTMENT APPLICATION

Section I: Applicant and Ownership Information / Complete Information Required

Name of Organization	**Mailing Address**
Employer Identification Number **Phone Number**	**City, State, Zip**
	Email Address

Section II: Note Options

Enclosed is a check in the amount of $ ___________________ for investment in the following Note:

Term Note (Check a box below)

Min. Investment $25,000	TERM		
Maturity	2 Years	4 Years	6 Years
Minimum Investment Amount	$25,000	$50,000	$75,000
Interest Paid Annually	☐ 5.00%	☐ 6.00%	☐ 7.00%

How you would like interest paid on your Loan Note? (choose only one of the following options)

Added to the Note Check

EFT directly to your bank (If you choose this option, please send us an EFT authorization form and a voided check)

SIGNATURES

Primary Applicant's Signature	Date	Joint Applicant or Additional Trustee's Signature (if necessary)	Date
		Additional Trustee's Signature (if necessary)	Date

Section IV: Representations and Agreement

BY SIGNING THIS INVESTMENT APPLICATION, YOU REPRESENT AND AGREE TO THE FOLLOWING:

1. **Purchase of Note Applied for**. You agree to purchase the Note indicated in this Investment Application.

2. **Terms of Note**. You have received and been encouraged to read the PointView Capital, Inc. ("PointView") Offering Circular dated July 28, 2011 and the PointView financial statements included in it. You have also had the opportunity to ask questions and receive answers about the PointView Offering Circular and financial statements, the risks of investing in a Note, and the terms of the Note you are applying for. By signing this Investment Application, you agree to those terms.

3. **Liability of Joint Applicants.** If a Note is being purchased for joint ownership, both the Primary Applicant and the Joint Applicant must sign this Investment Application. In that case, "you" shall refer to both applicants. The Primary Applicant and

Joint Applicant shall be jointly and severally liable under this Investment Application. PointView is authorized to act upon the instructions and directions of either applicant in all matters, including redemption requests.

4. Authority of Organization. If the applicant is an organization, corporate entity or institution, you represent that you have been duly authorized to purchase the Certificate indicated in this Application, and that the person signing this Investment Application has been authorized to sign it on behalf of the organization, corporate entity or institution.

5. Withholding Certification. By signing this Investment Application and under penalties of perjury, each Applicant certifies that:

(a) the Employer Identification Number listed under the organization's name in Section I of this Investment Application is correct; and

(b) you are either exempt from withholding or otherwise not subject to backup withholding. The IRS has not notified you that part of your dividend and interest is to be withheld as a result of your failure to report all dividend and interest income.

Exhibit 4.1

Consent of Accountant

Tennie Wesley
Certified Public Accountant
102 Winding Road, Dothan, AL 36301

December 7, 2011

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

U.S. Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We hereby consent to the incorporation and use in this Registration Statement of PointView Capital, Inc. on Form 1-A the unaudited financial statements (and related statements included therein) as of December 7, 2011, which appears in such Registration Statement.

/s/ (Tennie Wesley)

Exhibit 5.1

Marketing Materials

Unsecured Notes at 7%

Maturity of 6 years

POINTVIEW CAPITAL

PointView Capital, Inc. was formed to engage in the business of investing in income-producing single-family residential real estate in the state of Georgia. The Company seeks to maintain a diversified real estate portfolio, and aims to acquire substantially undervalued properties for rehabilitation and long-term hold. The company has no current operations and owns no properties.

For our Prospectus and additional information, contact us at:

www.PointViewCapital.com

1.404.855.1726

THE UNSECURED PROMISSORY NOTES ("NOTES") ARE BEING OFFERED ONLY IN THE STATE OF GEORGIA. NO NOTES WILL BE SOLD WITHOUT PROPER AUTHORIZATION. THESE NOTES ARE NOT FDIC INSURED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. THIS OFFERING IS MADE BY PROSPECTUS ONLY. IF YOU HAVE ANY QUESTIONS OR CONCERNS, PLEASE CONTACT POINTVIEW CAPITAL, INC. AT 404-855-1726.

THE NOTES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT DETERMINED THE ACCURACY, ADEQUACY, TRUTHFULNESS, OR COMPLETENESS OF THIS DOCUMENT AND HAVE NOT PASSED UPON THE MERIT OR VALUE OF THE NOTES, OR APPROVED, DISAPPROVED OR ENDORSED THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF POINTVIEW CAPITAL, INC. AND THE TERMS OF THE OFFERING, INCLUDING THE DISCLOSURE, MERITS AND RISKS INVOLVED. POINTVIEW CAPITAL, INC HAS NO OPERATIONS AND OWNS NO PROPERTIES, THE COMPANY MAY NOT BE ABLE TO FUND SUCH INTEREST PAYMENTS, IN ADDITION INVESTORS COULD LOSE THEIR ENTIRE INVESTMENT.

UNSECURED NOTES AT 7%

with a maturity of 6 years

POINTVIEW CAPITAL

PointView Capital, Inc. was formed to engage in the business of investing in income-producing single-family residential real estate in the state of Georgia. The Company seeks to maintain a diversified real estate portfolio, and aims to acquire substantially undervalued properties for rehabilitation and long-term hold. The company has no current operations and owns no properties.

For our Prospectus and additional information, contact us at:

www.**PointView**Capital.com

1.404.855.1726

THE UNSECURED PROMISSORY NOTES ("NOTES") ARE BEING OFFERED ONLY IN THE STATE OF GEORGIA. NO NOTES WILL BE SOLD WITHOUT PROPER AUTHORIZATION. THESE NOTES ARE NOT FDIC INSURED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. THIS OFFERING IS MADE BY PROSPECTUS ONLY. IF YOU HAVE ANY QUESTIONS OR CONCERNS, PLEASE CONTACT POINTVIEW CAPITAL, INC. AT 404-855-1726.

THE NOTES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT DETERMINED THE ACCURACY, ADEQUACY, TRUTHFULNESS, OR COMPLETENESS OF THIS DOCUMENT AND HAVE NOT PASSED UPON THE MERIT OR VALUE OF THE NOTES, OR APPROVED, DISAPPROVED OR ENDORSED THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF POINTVIEW CAPITAL, INC. AND THE TERMS OF THE OFFERING, INCLUDING THE DISCLOSURE, MERITS AND RISKS INVOLVED. POINTVIEW CAPITAL, INC HAS NO OPERATIONS AND OWNS NO PROPERTIES, THE COMPANY MAY NOT BE ABLE TO FUND SUCH INTEREST PAYMENTS, IN ADDITION INVESTORS COULD LOSE THEIR ENTIRE INVESTMENT.

UNSECURED NOTES AT 7%

MATURITY OF 6 YEARS

POINTVIEW CAPITAL

PointView Capital, Inc. was formed to engage in the business of investing in income-producing single-family residential real estate in the state of Georgia. The Company seeks to maintain a diversified real estate portfolio, and aims to acquire substantially undervalued properties for rehabilitation and long-term hold. The company has no current operations and owns no properties.



For our Prospectus and additional information, contact us at:

www.**PointViewCapital**.com

1.404.855.1726

THE UNSECURED PROMISSORY NOTES ("NOTES") ARE BEING OFFERED ONLY IN THE STATE OF GEORGIA. NO NOTES WILL BE SOLD WITHOUT PROPER AUTHORIZATION. THESE NOTES ARE NOT FDIC INSURED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. THIS OFFERING IS MADE BY PROSPECTUS ONLY. IF YOU HAVE ANY QUESTIONS OR CONCERNS, PLEASE CONTACT POINTVIEW CAPITAL, INC. AT 404-855-1726.

THE NOTES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT DETERMINED THE ACCURACY, ADEQUACY, TRUTHFULNESS, OR COMPLETENESS OF THIS DOCUMENT AND HAVE NOT PASSED UPON THE MERIT OR VALUE OF THE NOTES, OR APPROVED, DISAPPROVED OR ENDORSED THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF POINTVIEW CAPITAL, INC. AND THE TERMS OF THE OFFERING, INCLUDING THE DISCLOSURE, MERITS AND RISKS INVOLVED. POINTVIEW CAPITAL, INC HAS NO OPERATIONS AND OWNS NO PROPERTIES. THE COMPANY MAY NOT BE ABLE TO FUND SUCH INTEREST PAYMENTS. IN ADDITION INVESTORS COULD LOSE THEIR ENTIRE INVESTMENT.

PointView Capital, Inc.
Eric S. Tait
Chief Executive Officer and Director
3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339

July 26, 2012

Via U.S. Mail

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

Re: **PointView Capital, Inc.**
Amendment No. 6 to Offering Statement on Form 1-A
Filed June 25, 2012
File No. 024-10306

Dear Mr. Kluck:

I am writing in response to your letter dated July 23, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics.*

Item 4. Jurisdictions in Which Securities Are to be Offered, page 2 of 3

1. We note your response to comment 1 of our comment letter dated June 13, 2012. We further note your disclosure on page 2 that "When a Note matures, unless the holder or [sic] the Note otherwise elects, the Company may extend the term of the maturing Note for the same term as the maturing Note..." Please revise your disclosure to indicate that the holder of notes has the option to extend the term of the maturing note for the same term as the maturing note by giving notice to you. Please make conforming changes throughout the document, as applicable. *The disclosure on page 2 has been revised to conform with the disclosure on page,*

> *"Not less than 30 days before a Note matures, the holder of the Note will have the option to extend the term of the maturing Note for the same term as the maturing Note by notifying the Company its intent to renew and subject to the Company delivering to the holder a then current prospectus pursuant to a then effective registration statement. Otherwise, the Company will automatically redeem that Note at maturity and send a check to holder's then current address on the Company's records within 30 days of maturity of the Note. The new or extended Note, whichever is the case, will bear interest at the same rate and carry the same term as the maturing Note."*

Item 8. Directors, Executive Officers, and Significant Employees, page 15 of 17

2. We note your disclosure that "Vernonville currently has $1.1 million worth of real estate assets under management." Please revise your disclosure to include: A summary of Vernonville's real estate experience in the last ten years. This summary should include:

- **the total amount of money raised from investors and the total number of investors, if applicable;**
- **the number of properties purchased and location by region;**
- **the aggregate dollar amount of properties purchased;**
- **the percentage (based on purchase prices rather than on number) of properties that are commercial and residential;**
- **the percentage (based on purchase prices) of new, used or construction properties; and**
- **the number of properties sold.**

A discussion of those major adverse business developments or conditions experienced by any of the properties managed by Vernonville that would be material to investors in you.

The disclosure has been revised accordingly.

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Eric S. Tait

/s/ Eric S. Tait

CEO